Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-180016, No. 333-93379, No. 033-56868 and No. 033-20155) of Cerner Corporation of our report dated May 26, 2016, relating to the statements of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, which appears in the December 31, 2015 annual report on Form 11-K of the Cerner Corporation Foundations Retirement Plan.
/s/ Brown Smith Wallace, LLP
St. Louis, Missouri
May 26, 2016